Exhibit 99.1

Bitzero Announces Closing of US$25 Million Private Placement

VANCOUVER, BC – July 30, 2026 Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE:000) (“Bitzero” or the “Company”), a provider of sustainable high-performance compute (“HPC”) and AI data center infrastructure, today announced the closing of its previously announced private placement of 5,828,342 special warrants of the Company (each, a “Special Warrant”) at a price of US$4.25 per Special Warrant for aggregate gross proceeds of approximately US$25 million (the “Offering”). The Company intends to use the net proceeds from the Offering for the repayment of certain outstanding indebtedness, continued development of its product and service offerings, potential future acquisitions, working capital and general corporate purposes.

Each Special Warrant will be automatically exercised, for no additional consideration, into one common share of the Company (each, a “Common Share”) and one common share purchase warrant (each whole warrant, a “Warrant”) on the earlier of: (i) the first business day after the Company files a prospectus supplement, or obtains a receipt from the applicable securities regulatory authorities in Canada for a final prospectus, qualifying the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants; and (ii) the date that is four months and one day after the closing of the Offering. Each Warrant will be exercisable immediately upon issuance and will entitle the holder to purchase one Common Share at an exercise price of US$5.00 per Common Share for a period of five years from the date of issuance of the Special Warrants.

Clear Street LLC acted as the exclusive placement agent in connection with the Offering. Greenberg Traurig, LLP and Garfinkle Biderman LLP acted as legal counsel to the Company. Troutman Pepper Locke LLP and Miller Thomson LLP acted as legal counsel to Clear Street LLC.

In connection with the closing of the Offering, the Company entered into a registration rights agreement with the investors pursuant to which the Company agreed to file a registration statement with the Commission providing for the resale of the Common Shares issuable upon the deemed exercise of the Special Warrants and the Common Shares issuable upon exercise of the Warrants.

The securities described above were offered in a private placement under Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Act”), and Rule 506(b) of Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws and accordingly may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission (the “Commission”) or an applicable exemption from such registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities being offered in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute, and strategic data center hosting partnerships. Bitzero Holdings Inc. owns four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact
Mohammed Bakhashwain
+44 777 303 0394
investors@bitzero.com

Bitzero Investor Relations Contact Victoria Rutherford 480-625-5772 Victoria@adcap.ca

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may or could occur in the future are forward-looking information. Forward-looking information in this news release includes, among other things, statements regarding: the satisfaction of the conditions to the conversion of the Special Warrants; the receipt of all necessary regulatory and stock exchange approvals; the expected proceeds of the Offering and the intended use thereof; any exercise of the Warrants; the registration rights to be granted to investors and the filing and effectiveness of any resale registration statement; and the Company’s broader strategy of building Bitzero into a sustainable HPC and data center infrastructure platform.

Forward-looking information is based on management’s current expectations and assumptions, including, among others: that all necessary regulatory and stock exchange approvals will be obtained; that the conditions to the conversion of the Special Warrants will be satisfied; that the Company will apply the net proceeds of the Offering as currently intended; that any resale registration statement will be filed and declared effective within the time periods contemplated by the registration rights agreement; and that there will be no material adverse change in market, regulatory, environmental, geopolitical or operating conditions.

Forward-looking information are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking information, including: the risk that the conditions to conversion of the Special Warrants may not be satisfied; risks relating to the failure to obtain necessary regulatory or stock exchange approvals; the risk that the net proceeds of the Offering may be used for purposes other than those currently intended; risks relating to the filing and effectiveness of any resale registration statement; market and volatility risks affecting the trading price of the Common Shares and the exercise of the Warrants; financing risk; foreign exchange risk; and the additional risk factors described in the Company’s annual information form and management’s discussion and analysis available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the Commission available on EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date of this news release. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.